November 25, 2024

Brian Sedrish
Chief Executive Officer
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401

       Re: Sunrise Realty Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted November 20, 2024
           CIK No. 0002012706
Dear Brian Sedrish:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jeeho M. Lee, Esq.